UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 5)

Under the Securities Exchange Act of 1934

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

246911101
(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Lowenstein Sandler LLP
33 Benedict Place, 2nd Floor	1251 Avenue of the Americas
Greenwich, CT 06830	New York, NY 10020
(212) 756-8040	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2013
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	2,463,251
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	2,463,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,463,251 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐*

13.	Percent of Class Represented by Amount in Row (11): 5.15%

14.	Type of Reporting Person (See Instructions): PN

*Excludes any shares of Common Stock issuable upon the automatic conversion of the principal amount of the PRENDEL Note (as defined herein) as such conversion is subject to receipt of stockholder approval.

Cusip No. 246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

PRENDEL LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):
WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6.	Citizenship or Place of Organization:
Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	2,463,251
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	2,463,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,463,251 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐*

13.	Percent of Class Represented by Amount in Row (11):
5.15%

14.	Type of Reporting Person (See Instructions):
OO

*Excludes any shares of Common Stock issuable upon the automatic conversion of the principal amount of the PRENDEL Note (as defined herein) as such conversion is subject to receipt of stockholder approval.

Cusip No. 246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

WC, OO (See Item 3 and Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

	7.	Sole Voting Power:	110,643	(inclusive of 5,000 options to purchase Common Stock)
Number of
Shares Beneficially	8.	Shared Voting Power:	2,463,251
Owned by
Each Reporting	9.	Sole Dispositive Power:	110,643	(inclusive of 5,000 options to purchase Common Stock)
Person With
	10.	Shared Dispositive Power:	2,463,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,573,894 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐*

13.	Percent of Class Represented by Amount in Row (11): 5.38%

14.	Type of Reporting Person (See Instructions): IN

*Excludes any shares of Common Stock issuable upon the automatic conversion of the principal amount of the PRENDEL Note (as defined herein) as such conversion is subject to receipt of stockholder approval.

Cusip No. 246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Mario Ciampi

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

OO (See Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

	7.	Sole Voting Power:	108,370	(inclusive of 5,000 options to purchase Common Stock)
Number of
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	108,370	(inclusive of 5,000 options to purchase Common Stock)
Person With
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,370 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.23%

14.	Type of Reporting Person (See Instructions): IN

Cusip No.  246911101

       Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”), Mario Ciampi (“Mr. Ciampi”) and PRENDEL LLC (“PRENDEL”; PRENDEL, Prentice Capital Management, Mr. Zimmerman and Mr. Ciampi are collectively referred to as, the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

       The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

       PRENDEL owns (i) 2,463,251 of the shares of Common Stock reported in this Amendment No. 5 and (ii) a Convertible Promissory Note, dated July 31, 2013 (the “PRENDEL Note”), issued by the Issuer to PRENDEL in the aggregate principal amount of $3,750,000, which PRENDEL Note is automatically convertible into shares of Common Stock at a conversion price of $1.05 upon receipt of (and not prior to) stockholder approval of the issuance of the shares of Common Stock underlying the Convertible Promissory Notes issued to the investors (including PRENDEL) pursuant to that certain Securities Purchase Agreement described in Item 6 of this Amendment No. 5.  Prentice Capital Management serves as the investment manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL, including the shares of Common Stock reported herein as well as any shares of Common Stock issuable upon conversion of the PRENDEL Note.  As a result, Prentice Capital Management may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 5 as well as any shares of Common Stock issuable upon conversion of the PRENDEL Note.   Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management.   As a result, Mr. Zimmerman may be deemed to be control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 5 as well as any shares of Common Stock issuable upon conversion of the PRENDEL Note.  Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the shares of Common Stock owned by PRENDEL as reported in this Amendment No. 5 as well as any shares of Common Stock issuable upon conversion of the PRENDEL Note, except to the extent of their pecuniary interest therein.  In addition to the foregoing, (i) Mr. Zimmerman has beneficial ownership of the shares of Common Stock and options to purchase Common Stock granted to him as described in Item 4 and (ii) Mr. Ciampi has beneficial ownership of the shares of Common Stock and options to purchase Common Stock granted to him as described in Item 4.

       This Amendment No. 5 to the Schedule 13D amends the Schedule 13D as follows.

Item 3.   Source and Amount of Funds or Other Consideration

       Item 3 of the Schedule 13D is amended and supplemented by the addition of the following:

       The PRENDEL Note was acquired by PRENDEL with its working capital.  The total amount of funds required to acquire the PRENDEL Note was $3,750,000.

Item 4.   Purpose of Transaction

       Item 4 of the Schedule 13D is amended and supplemented by the addition of the following:

       The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

       In connection with his service as a director of the Company, Mr. Zimmerman was granted (i) options to purchase 5,000 shares of Common Stock on March 25, 2011 and (ii) the following shares of restricted Common Stock on the dates set forth below:  49,019 restricted shares of Common Stock on January 3, 2012; 42,735 shares of restricted Common Stock on January 2, 2013; and 13,889 restricted shares of Common Stock on June 24, 2013.  In connection with his service as a director of the Company, Mr. Ciampi was granted (i) options to purchase 5,000 shares of Common Stock on March 25, 2011 and (ii) the following shares of restricted Common Stock on the dates set forth below: 49,019 restricted shares of Common Stock on January 3, 2012; 42,735 shares of restricted Common Stock on January 2, 2013; and 11,616 shares of restricted Common Stock on June 24, 2013.

Cusip No.  246911101

Item 5.   Interest in Securities of the Issuer

       Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended and restated as follows:

       (a) & (b):          Prentice Capital Management and PRENDEL may be deemed to beneficially own, in the aggregate, 2,463,251 shares of Common Stock, representing approximately 5.15% of the Issuer’s outstanding Common Stock (based on the 47,872,256 shares outstanding as provided by the Issuer). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 2,573,894 shares of Common Stock (including options to purchase 5,000 shares of Common Stock granted to Mr. Zimmerman and the restricted shares of Common Stock granted to Mr. Zimmerman as set forth in Item 4),  representing approximately 5.38% of the Issuer's outstanding Common Stock (based on the 47,872,256  shares outstanding as provided by the Issuer).  Mr. Ciampi may be deemed to beneficially own, in the aggregate, 108,370 shares of Common Stock (represented by the options to purchase 5,000 shares of Common Stock granted to Mr. Ciampi and the restricted shares of Common Stock granted to Mr. Ciampi as set forth in Item 4), representing 0.23% of the Issuer’s outstanding Common Stock (based on the 47,872,256 shares outstanding as provided by the Issuer).

       (c)           Each of Mr. Zimmerman and Mr. Ciampi were granted shares of restricted Common Stock of the Issuer on June 24, 2013 as disclosed in Item 4.  On July 31, 2013, PRENDEL made an in kind distribution of 548,551 shares of Common Stock to one of its non-affiliated members.  Prentice Capital Management’s and Mr. Zimmerman’s pecuniary interest in the shares of Common Stock of the Issuer owned by Prendel did not change as a result of such in kind distribution.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       On July 25, 2013, the Issuer, PRENDEL and the other investors party thereto (the “Other Investors” and together with PRENDEL, the “Investors”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which the Investors agreed to purchase from the Issuer convertible promissory notes (collectively, the “Convertible Promissory Notes”) in the aggregate principal amount of $21,775,000.  The closing of the purchase and sale of the Convertible Promissory Notes was consummated on July 31, 2013 and, at the closing, PRENDEL purchased a Convertible Promissory Note in the aggregate principal amount of $3,750,000.

       The Convertible Promissory Notes bear interest at the rate of 7.25% per annum.  The principal amount of the Convertible Promissory Notes are automatically convertible into Common Stock at a conversion price of $1.05 upon receipt of Stockholder Approval (as defined below).  The Convertible Promissory Notes mature upon the earlier to occur of (y) January 31, 2014 and (z) the trading day after Stockholder Approval is not obtained at a meeting of stockholders of the Issuer.  Each Investor has agreed to vote all of the shares of Common Stock it beneficially owns on the applicable record date in favor of Stockholder Approval.  The term “Stockholder Approval” means approval by the stockholders of Issuer of the issuance of all of the shares of Common Stock issuable under the Convertible Promissory Notes in accordance with applicable law and the rules and regulations of the Nasdaq Global Market.

Cusip No.  246911101

       In order to secure the obligations of the Issuer to the Investors under the Convertible Promissory Notes, the Issuer granted to PRENDEL, for itself as a holder of the PRENDEL NOTE and on behalf of all of the holders of Convertible Promissory Notes, a first priority security interest in the deposit account of the Issuer established by the Issuer for the purpose of holding the proceeds of the Convertible Promissory Notes.

       As set forth in the Securities Purchase Agreement, the Issuer has agreed to file a registration statement to register for resale the shares of Common Stock underlying the Convertible Promissory Notes.  The Investors shall be entitled to certain registration penalties in the event the registration statement is not filed or declared effective by the time specified in the Securities Purchase Agreement.  In addition, the Investors have certain demand and piggy-back registration rights in respect of the shares of Common Stock underlying the Convertible Promissory Notes.

       The foregoing descriptions of the Securities Purchase Agreement and the Convertible Promissory Notes do not purport to be complete and are qualified in their entirety by reference to the instruments filed as exhibits to this Amendment No. 5, which are incorporated by referenced to this Item 6.

       The Reporting Persons have previously entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto, which was attached as an exhibit to the Amendment No. 4 on Schedule 13D and is incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

       Item 7 of the Schedule 13D is amended and supplemented by the addition of the following:

       The following exhibits are incorporated into this Schedule 13D:

          Exhibit 6                      Securities Purchase Agreement, dated as of July 25, 2013, among the Issuer, PRENDEL and the Other Investors is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2013.

          Exhibit 7                      Form of Convertible Promissory Note issued by Issuer is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2013.

Cusip No. 246911101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2013

PRENDEL LLC

By: Prentice Capital Management, LP, its Manager

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

/s/ Mario Ciampi
Mario Ciampi

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).